File No. 811-4755


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   FORM N-8B-2

            Registration Statement of Unit Investment Trust Pursuant
              to Section 8(b) of the Investment Company Act of 1940




          /X/ Not the issuer of periodic payment plan certificates
              Issuer of periodic payment plan certificates

                         Voyageur Unit Investment Trust


                               _________________


     The purpose of this Amendment No. 2 is to reflect the addition of Voyageur Equity Trust, Series 1 and Subsequent Series as a class of securities to be issued by the Trust.


I.   Organization and General Information

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

          Voyageur Unit Investment Trust

          I.R.S. Employer Identification Number: None.

     (b) Furnish title of each class or series of securities issued by the trust.


                            CERTIFICATE OF OWNERSHIP

                                 --evidencing--

                            an undivided interest in

                   Voyageur Unit Investment Trust, Series 1*;

                            CERTIFICATE OF OWNERSHIP

                                 --evidencing--

                            an undivided interest in

                      Voyageur Tax-Exempt Trust, Series 1*

                            CERTIFICATE OF OWNERSHIP

                                 --evidencing--

                            an undivided interest in

                        Voyageur Equity Trust, Series 1*

_________________
*  Or appropriate Subsequent Series Designation



2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     For Voyageur Unit Investment Trust Series 1 through Series 3, Voyageur Tax-Exempt Trust, Series 1 and Subsequent Series, and Voyageur Equity Trust, Series 1 and Subsequent Series:

     Voyageur Fund Managers, Inc., 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402

     I.R.S. Employer's Identification Number: 41-1762771

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust, indicating for which class or series of securities each custodian or trustee is acting.

     For Voyageur Unit Investment Trust, Series 1 through Series 3:

     The Bank of New York, Wall Street Trust division, 67 Broad Street, New York, New York 1004, is the Trustee of the Trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

          I.R.S. Employer Identification Number: 13-4941102.

     For Voyageur Tax-Exempt Trust, Series 1 and Subsequent Series and Voyageur Equity Trust, Series 1 and Subsequent Series:

     Investors Fiduciary Trust Company, 127 West 10th Street, Kansas City, Missouri 64105, is the Trustee of the Trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

          I.R.S. Employer Identification Number: 43-0995254.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     The State of New York for Voyageur Unit Investment Trust, Series 1 through Series 3.

     The State of Missouri for Voyageur Tax-Exempt Trust, Series 1 and Subsequent Series and Voyageur Equity Trust, Series 1 and Subsequent Series.


                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, VOYAGEUR FUND MANAGERS, INC., the Depositor of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Minneapolis and the State of Minnesota on the /27/ day of December, 1995.

                                             VOYAGEUR UNIT INVESTMENT TRUST

                                             By VOYAGEUR FUND MANAGERS, INC.
                                                Depositor



                                             By/s/ Thomas J. Abood
                                               ---------------------------------
                                                   Thomas J. Abood
                                                   Senior Vice President
Attest:

By/s/Steven B. Johansen
  ---------------------------
  Its     Secretary